October 12, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Re:	National Beverage Corp.
Form 10-K for the Fiscal Year Ended April 29, 2023
Filed June 28, 2023
File No. 001-14170

Dear Mr. Purcell and Ms. Dorin:

This letter is being provided on behalf of National Beverage Corp. (the “Company” or “we”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 15, 2023 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended April 29, 2023 (the “2023 Form.10-K”).

The text of the Staff’s comments is included in bold and italics for your convenience. The Company’s response is set forth immediately below each comment.

Form 10-K for the Fiscal Year Ended April 29, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

1.

We note your response to prior comment 1. However, it does not appear that you have explained the basis for you conclusion regarding materiality. Please explain in greater detail how you considered providing disclosure regarding the following indirect consequences of climate-related regulations or business trends:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•	increased demand for goods that result in lower emissions than competing products;
•	increased competition to develop innovative new products that result in lower emissions; and
•	increased demand for generation and transmission of energy from alternative energy sources.

We also note your response states that you did not experience increased competition to develop innovative new products that result in lower emissions nor an increased demand for generation and transmission of energy from alternative energy sources. Please tell us how you considered discussing the indirect consequences of climate-related regulations or business trends on your manufacturing, packaging and distribution supply chain, including any related increased compliance costs and capital expenditures. In that regard, we note you disclose that you are "dedicated to sustainable operations and responsible business initiatives" and that you focus on "reducing packaging content."

In addition, please expand your disclosure to discuss the potential adverse consequences to your reputation resulting from your operations or products that produce material greenhouse gas emissions.

Response:

We respectively advise the Staff that we have not observed, in any quantifiable manner, (i) decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based sources, (ii) increased demand for goods that result in lower emissions than competing products, (iii) increased competition to develop innovative new products that result in lower emissions, or (iv) increased demand for generation and transmission of energy from alternative energy sources, as these relate to our business. This includes any indirect consequences of climate-related regulations or business trends on the Company’s manufacturing, packaging and distribution supply chain, including any related increased compliance costs and capital expenditures.

The disclosures in the Company’s SEC reports are made in accordance with the disclosure requirements of U.S. securities laws and regulations, including with respect to materiality as defined under Basic Inc. v. Levinson, 485 U.S. 224 (1988). Thus, the Form 10-K includes the required information that is material to an understanding of the Company’s business and is otherwise responsive to the disclosures required in our SEC reports. As a result, at the time we filed the Form 10-K, we had no disclosures relevant to the indirect consequences of climate change regulations and business trends listed by the Staff above. The Company will continue to evaluate indirect consequences of climate-related regulations and business trends on our business and we will make disclosures related thereto in our future filings, as appropriate.

With regards to the specific disclosures highlighted by the Staff in its Comment 1, the Company focuses on “reducing packaging content” as packaging is a significant expense for any business operating in the beverage industry and any reduction in packaging content helps to reduce expenses overall. Additionally, the Company’s disclosure that it is “dedicated to sustainable operations and responsible business initiatives” is not indicative of any material indirect consequences of climate-related regulations or business trends on the Company’s manufacturing, packaging and distribution supply chain and is instead a statement regarding certain of the Company’s values.

In “Item 1A. Risk Factors” of the 2023 Form 10-K, the Company has identified failing to “ . . . adequately anticipate and react to changing demographics, consumer trends, health concerns and product preferences as a risk to its reputation and customer loyalty.” The Company understands that companies that are perceived to be inattentive to the risks of climate change and/or unresponsive to increasing demands for information and action by various stakeholders on climate change can run the risk of adverse publicity and experience adverse consequences to their reputations. To date, this has not had a material impact on the Company or its reputation. The Company also respectfully advises the Staff that it has not identified any material increase or decrease in demand for its products due to the potential adverse consequences to its reputation resulting from its operations or products that produce material greenhouse gas emissions. Should the Company detect a potential material business trend from this factor or if the Company believes it may experience potential adverse consequences to its reputation resulting from its operations or products that produce material greenhouse gas emissions, the Company will reevaluate with a view towards disclosure.

* * *

2.

Your response to prior comment 2 appears to be conclusory in nature without providing sufficient detail regarding the potential physical effects of climate change on your operations and results. In that regard, we note you disclose that during the three year period covered by the Form 10-K, you did not experience a material physical effect from the severity of weather to your operations or results of operations and no material weather-related damages to your property or operations. Please quantify the impact of any severe weather on your operations and results, including the closures of any facilities such as your South Florida facility.

Please also tell us what consideration you have given to discussing whether climate change may exacerbate extreme weather and impact your production and operations. For example, your discussion may consider, among other factors, the impact, if any, of the California wildfires or Winter Storm Uri on your facilities and/or raw materials, and whether severe weather as a result of climate change may result in water scarcity or deterioration of water quality. We note your raw materials disclosure on page 7 of your Form 10-K and that your risk factor on page 12 states that "[p]rolonged drought conditions in the geographic regions in which you do business could lead to restrictions on the use of water, which could adversely affect [your] ability to produce and distribute products."

Response:

Occasionally the Company will suspend manufacturing activities at a facility due to concern for the safety of its workforce. During the past three fiscal years, the Company experienced the following weather-related closures of manufacturing facilities:

●        The Texas plant was closed for seven days in February 2021 due to Winter Storm Uri.

●        The South Florida plant was closed for two days, one day in August 2020 as a result of Hurricane Isaias and one day in July 2021 as a result of Hurricane Elsa.

●        A Michigan plant was closed for two and half days in August 2022 due to a rain and wind storm.

●        The Kansas plant was closed one day in February 2022 due to a snow storm.

●        The Georgia plant was closed on day in January 2022 due to an ice storm.

The above closures represent approximately .1% of the Company’s aggregate plant production days for the three year period and was immaterial to our operations and results. We maintain property damage, business interruption and flood insurance which provide coverage for damages resulting from weather related events. None of the events listed above resulted in an insurance claim.

The Company respectively advises the Staff that it has a diverse geographic presence within the U.S. with its 12 production facilities being located in ten different states across the country. As a result of the Company’s geographic diversity, local and regional climate change and severe weather as a result of such climate change, including wildfires, winter storms and droughts, have not materially adversely impacted the Company’s production or operations during the periods covered by the 2023 Form 10-K.

As disclosed in “Item 1A. Risk Factors” of the 2023 Form 10-K in the risk factor titled “Unfavorable weather conditions,” severe weather conditions could adversely affect our ability to produce and distribute our products. While the Company has been affected by severe weather conditions in the past, because of our geographical diversity, we did not experience any severe weather-related damages to our properties or experienced any material adverse impacts on our production and operations, including due to drought conditions or deterioration of water quality. However, in addition to the prolonged drought conditions disclosure cited in the Staff’s comment, we note on page 10 of our 2023 Form 10-K that “Water is critical to our business, and we periodically conduct water quality assessments on a variety of measurements.” As the Company previously advised the Staff, the Company did not experience any material impact from severe weather to its production or operations during the periods covered by the 2023 Form 10-K.

Based upon our historical experience and current knowledge, the Company has no reason to believe that the impact of severe weather exacerbated by climate change on its productions and operations is expected to materially change in the foreseeable future. We believe that the disclosures in “Item 1A. Risk Factors” of the 2023 Form 10-K in the risk factor titled “Unfavorable weather conditions” appropriately conveys to investors the potential risks resulting from severe weather exacerbated by climate change on our productions and operations.

* * *

We appreciate the Staff’s time and attention to these matters and hope that the foregoing is responsive to the Staff’s comments. Should you have further questions or comments, please feel free to contact the undersigned at (954) 581-0922.

Sincerely,

/s/ George R. Bracken

George R. Bracken

Executive Vice President

National Beverage Corp.

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